The Castle Group, Inc.

500 Ala Moana Boulevard

3 Waterfront Plaza, Suite 555

Honolulu, Hawaii 96813

(808) 524-0900

Mr.   Daniel L Gordon, Branch Chief

Ms. Kristi Marrone

Division of Corporate Finance

Securities and Exchange Commission

Washington DC 20549

September 23, 2008

RE:  The Castle Group, Inc.

        Form 10-KSB for the Year ended December 31, 2007, filed April 15, 2008

        Form 10-Q for the quarter ended March 31, 2008, filed May 6, 2008

        File no. 000-23338

Dear Mr. Gordon and Ms. Marrone:

This letter is in response to your letter dated September 5, 2008, which we received on September 11, 2008,  regarding certain questions relating to The Castle Group, Inc.‘s above referenced Forms 10-KSB and 10-Q filings.

Form 10-KSB for the year ended December 31, 2007

Note 1. Summary of Significant Accounting Policies, Page 35

Income Recognition, Page 37

In future filings please disclose your arrangement with the owner of the rental unit whereby you either pay a fixed amount of rent or a percentage of the gross room revenues generated by the rental unit. Also, please disclose that the Company only records the difference between the gross room rental and the payments made to the unit owners as Revenue Attributed from Properties.

Response

We will modify future disclosure regarding Income Recognition to ensure that the reader understands that we pay a portion of gross room revenues generated by the rental unit or hotel  to the property owner and that the Company only records the difference between  the gross room rental and the payments to owners as Revenue Attributed from Properties.

Item 8A(T) Controls and Procedures- Status of response

We are currently completing an updated review of internal controls over financial reporting for the period ending December 31, 2007, as well as the associated management report on financial reporting.  We estimate that this process with take several more days.  We plan to provide your office with an updated version of management’s report on internal control over financial reporting and associated disclosure relating to the effectiveness of disclosure controls and procedures as of December 31, 2007, which will be included in an amended form 10-KSB by October 15, 2008.  We would appreciate an extension until that date to provide that information.

In regard to the above referenced filings, the Company hereby acknowledges the following:

- that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- the staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Sincerely-

/s/Rick Wall

Rick Wall

Chief Executive Officer, Acting CFO

and Chairman of the Board of Directors

The Castle Group, Inc.